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                             PRIMESOURCE CORPORATION

                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

                            (Effective March 1, 2000)


                                Amendment 2001-2


         PRIMESOURCE CORPORATION, a Pennsylvania corporation, (the "Company") established the PrimeSource Corporation Supplemental Executive Retirement Plan (the "Plan") providing supplemental pension benefits to a select group of key employees of the Company upon their retirement, as a recognition of long years of loyal and efficient service.

         The Company hereby amends the Plan by revising Section 1(h) thereof to read as follows, effective as of September 4, 2001 (new language is underlined and in bold):

                  (h) "Compensation" shall mean the total taxable remuneration for services paid to a Participant by the Company plus amounts which a Participant elects to have withheld from his remuneration for services and which are not subject to federal income tax by reason of section 402(g) of the Code or section 125 of the Code less deferred compensation, restricted stock, income from receipt or exercise of stock options, severance pay, the value of welfare benefits, moving expense allowances, expense reimbursements or other allowances, perquisites and similar items (whether or not includible in gross income). In no event shall "Compensation" include payments to James F. Mullan, William A. DeMarco, Edward W. Padley and D. James Purcell pursuant to their respective Cancellation Agreements with the Company, each dated as of September 4, 2001.


         Executed this 4th day of September, 2001.


Witness:                                   PRIMESOURCE CORPORATION


/s/ William A. DeMarco                        By: /s/ James F. Mullan
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William A. DeMarco, Vice President            James F. Mullan, CEO and President